UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A
(Amendment No. 2)

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

MILLBURN MULTI-MARKETS FUND L.P.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	26-4038497 (I.R.S. Employer Identification No.)

c/o Millburn Ridgefield Corporation
411 West Putnam Avenue
Greenwich, Connecticut 06830
(Address of principal executive offices) (zip code)
(203) 625-8211
(Registrant’s telephone number, including area code)

George E. Crapple
411 West Putnam Avenue
Greenwich, Connecticut 06830
(203) 625-8211
(Agent for service)

Copies to:

James B. Biery
Daniel F. Spies
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603

Securities to be registered pursuant to Section 12(b) of the Act:	None

Securities to be registered pursuant to Section 12(g) of the Act:	Units of Limited Partnership Interests
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Table of Contents

Item 1: Business	2

Item 1:        BUSINESS

MILLBURN MULTI-MARKETS FUND L.P.

Organizational Chart

General Development of Business

Millburn Multi-Markets Fund, L.P. (the “Partnership”) is a limited partnership organized September 8, 2008 under the Delaware Revised Uniform Limited Partnership Act.  The Partnership commenced operations on August 1, 2009.  The Partnership is required, pursuant to its Third Amended and Restated Limited Partnership Agreement (the “Limited Partnership Agreement), to invest all of its assets in Millburn Multi-Markets Trading L.P. (the “Master Fund”), a Delaware limited partnership that began trading on October 20, 2004.  The Partnership is one of a number of investors in the Master Fund.  As of March 31, 2011, the Partnership’s partnership percentage in the Master Fund was approximately 43.80%.  The Partnership’s Cayman Islands counterpart, Millburn Multi-Markets Trading Ltd. (the “Offshore Fund”) also invests all of its assets in the Master Fund.  As of March 31, 2011, the Offshore Fund’s partnership percentage in the Master Fund was approximately 40.26%.  As of March 31, 2011, approximately 12.17% of the Master Fund’s capital was directly owned by Millburn Ridgefield Corporation, and its owners, employees and affiliates.  The general partner and trading advisor of the Partnership and the Master Fund is Millburn Ridgefield Corporation, a Delaware corporation (the “General Partner”).  The General Partner, to the exclusion of the investors in the Partnership (“Limited Partners”), conducts and manages the business of the Partnership and the Master Fund.  The Master Fund serves as a master fund for a non-U.S. investment vehicle managed by the General Partner and also permits direct investment by persons qualified to so invest, including qualified General Partner employees.  The General Partner conducts all trading and investment activities through the Master Fund.  The Millburn Corporation, an affiliate of the General Partner, performs research, trading, technology, operations, fund accounting, tax, legal, compliance, human resources, and other administrative functions for the Partnership and the Master Fund.  Pursuant to the Limited Partnership Agreement, the Limited Partners take no part in the conduct or control of the Partnership business and have no authority to act for or bind the Partnership.

The Partnership’s objective is to achieve capital appreciation through an investment in the Master Fund, which invests in a diversified portfolio of futures and forward contracts on currencies, interest rate instruments, stock indices, metals, energy and agricultural commodities (and may also invest in commodity option and swap contracts).  The General Partner invests globally pursuant to its proprietary quantitative and systematic trading methodology, based upon signals generated from an analysis of price, price derivatives, fundamental and other quantitative data.  All trading decisions are made by the General Partner.  The General Partner has established the Partnership and the Master Fund as investment products to be managed by the General Partner implementing it’s trading strategies, and it will not replace itself as the trading advisor or select additional trading advisors even if doing so would be beneficial to the Partnership or the Master Fund.

The General Partner is a Delaware corporation organized in May 1982 to manage discretionary accounts in futures and forward markets.  It is the corporate successor to a futures trading and advisory organization which has been continuously managing assets in the currency and futures markets using quantitative, systematic techniques since 1971.  The General Partner has been registered with the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” since July 1, 1982 and as a “commodity trading advisor” since September 13, 1984, and is a member of the National Futures Association (“NFA”).  The General Partner conducts all trading and investment activities for the Partnership indirectly through the Master Fund.

The Partnership’s and Master Fund’s fiscal year ends on December 31.

The Partnership will terminate upon the prior withdrawal, insolvency or dissolution of the General Partner or occurrence of any event legally requiring termination.

The Partnership is not a registered investment company or mutual fund.  Accordingly, investors in the Partnership do not have the protections afforded by the Investment Company Act of 1940, as amended.

Financial Information About Segments

The Partnership’s business constitutes only one segment for financial reporting purposes—i.e., a speculative “commodity pool.”  The Partnership does not engage in sales of goods or services.

Narrative Description of Business

(i)           General

The Partnership’s business centers on the General Partner’s systematic futures and currency investment process (the “Investment Process”) implemented at the Master Fund level.  The Investment Process is overseen by the General Partner’s Investment Committee.  The Investment Committee is comprised of the General partner’s senior principals.  The Investment Process is coordinated among highly skilled teams from The Millburn Corporation that are responsible for research, data management, system implementation, trade execution and market intelligence.  The Investment Process includes, among other functions, system design, modeling and the General Partner’s investment risk management, and is supervised by the General Partner’s Investment Committee, which is comprised of the General Partner’s senior principals.

Other key components of the Investment Process include trade execution and market intelligence.  Currently, the General Partner executes most of its trades in the futures markets electronically.  The General Partner believes electronic trading has been instrumental in making the trading operation more efficient and cost effective.  The trading team’s experience allows them to provide feedback to the research team which is critical in monitoring the markets (e.g., liquidity, credit, sovereign issues, etc.) and in the development of trading algorithms.  The General Partner receives an asset-based fee (the “Management Fee”) and performance-based compensation (the “Profit Share”) for its role as the trading advisor of the Master Fund, as described more fully below under “Charges.”

Supporting the General Partner’s Investment Process is a back office infrastructure that is further enhanced with the services of CACEIS (USA) Inc., an independent third party administrator (the “Administrator”).  The infrastructure consists of legal, compliance, fund accounting, technology and administrative departments.  The administrative services the General Partner provides, through its affiliate, The Millburn Corporation, include tax services, independent daily trade reconciliations and preparing and maintaining shadow accounts to serve as a check and balance on the services provided by the Administrator.  The General Partner receives an asset-based fee (the “Administration Fee”) for such services, as described more fully below under “Charges.”

The fees payable to the Administrator equal the higher of either a basis point fee or a monthly minimum fee, calculated and paid monthly in arrears: (i) if a basis point fee, such fee equals 1/12 of 0.12% of the Master Fund’s month-end net assets for the portion of the Master Fund’s net assets up to and including $100 million; plus 1/12 of 0.10% of the Master Fund’s month-end net assets in excess of $100 million up to and including $200 million; plus 1/12 of 0.08% of the Master Fund’s month-end net assets in excess of $200 million up to and including $500 million; plus 1/12 of 0.06% of the Master Fund’s month-end net assets in excess thereof; and (ii) if a monthly minimum fee, such fee equals $6,000 per month.  The Administrator is also entitled to charge certain fees on a per-transaction basis and out-of-pocket expense reimbursement.

The Administration Agreement, dated December 1, 2009, has an initial one-year term and is automatically renewed thereafter for successive one-year periods.  Subsequent to the expiration of the initial one-year term, the Administration Agreement may be terminated at any time without penalty by any party upon not fewer than 90 days’ prior written notice.  The Administration Agreement provides that in the absence of fraud, willful misfeasance or gross negligence, the Administrator and its affiliates will not be liable to the General Partner, the Partnership, the Master Fund or their respective investors for any acts or omissions in the performance of administrative services.  In addition, Administrator, its officers, directors, employees and affiliates are held harmless and indemnified for any expense, loss, liability or damage arising out of any claim asserted or threatened to be asserted in connection with their serving in good faith unless said claim results from fraud, willful misfeasance or gross negligence of such parties.

The General Partner and The Millburn Corporation have a strong focus on internal controls and risk management to ensure that all accounts are reconciled daily, the portfolio is priced accurately using independent pricing sources, assets are safeguarded at independent counterparties, and there is adequate separation of duties both among employees and between employees and service providers.  A suite of risk management tools are used to monitor various items such as counterparty credit risk, liquidity in the markets traded, targeted risk levels, margin and performance attribution.  The counterparty credit risk tool provides a daily report by counterparty (each individual futures clearing broker, foreign exchange prime broker, the custodian, and money market fund is listed separately) of the value and percentage of the Master Fund’s assets.  The tool parses out daily data files received from each of the counterparties and creates the report.  Other items on the report include the amount and percentage of required margin, posted margin, and excess margin at each of the futures clearing brokers and foreign exchange prime counterparties.  The objectives of the report include informing the appropriate personnel of the levels of excess margin held at counterparties that can be transferred to either the custody account or a money market fund, and providing a secondary check of the margin levels calculated for the General Partner compared with the futures and foreign exchange brokers.  Market liquidity is monitored daily by electronically capturing exchange-provided volume/open-interest data and storing it in an on-line database.  All firm-wide positions for each market (except over-the-counter foreign exchange) are calculated as a percentage of volume and open-interest and any breach of guidelines established by the General Partner are monitored daily.  Breaches are cured by adjusting the portfolio risk allocated to affected markets.  Targeted risk level is the percentage of portfolio risk allocated to each market.  It is formulaically translated into a position-size so that that a 3-sigma event in that market (i.e., 3 standard deviations from the mean for that market) will result in a gain/loss to the portfolio of the targeted percentage.

The General Partner makes trading decisions for the Master Fund pursuant to its trading method, which includes technical trend analysis, certain non-trend-following technical systems, and money management principles, which may be revised from time to time.  Limited Partners will be notified within 21 calendar days of any material changes in the General Partner’s trading methodology in accordance with applicable regulations.  The objective of the General Partner’s trading method is to (i) use trend-following models to seek to participate in all major sustained price moves in the markets traded and (ii) simultaneously deploy shorter-term opportunistic models that may or may not take positions in the same direction as trend-following positions.  The General Partner’s approach employs models that analyze data over a time spectrum from a few hours to multiple years.  A majority of trades generated by quantitative models may be unprofitable.  Their objective is to make a few large profits, more than offsetting their numerous but smaller losses.  Consequently, during periods in which no major price trends develop in a market, trend-following models are likely to incur substantial losses.  Similarly, during periods when market behavior is unsuitable for non-trend following models, such models are likely to incur substantial losses.

The General Partner is engaged in an ongoing research effort to improve its trading methods and to apply its quantitative analytic approach to new financial products.

The goal of the General Partner’s research has been to develop and select a mix of trading systems in each market and to allocate risk across a wide array of markets, so as to contain overall portfolio risk within a targeted range while allowing exposure to profitable opportunities.

The General Partner’s trading systems generate buy or sell decisions in a particular market based on the analysis of price movements in the market, some non-price information or a combination of both.  Of course, systems can be materially different — better in some periods and worse in others.  The main distinguishing features are the time-frame over which systems work (intra-day to long-term), the type of data fed into them (granularity [ticks to weeks/months], type [market or economic statistics], source [cash, futures or options markets generated data or government and industry generated statistical information]), and the objective of the system (profiting from trends, trading-ranges or volatility).  No single approach can be expected to work all the time.  Therefore, the General Partner’s objective is to have several approaches operating at all times.

When arriving at the portfolio allocation, the General Partner seeks to maximize diversification subject, to liquidity constraints.  The markets traded and allocations are reviewed monthly, although changes may occur more or less frequently.  The following factors are considered in constructing a universe of markets to trade for the Master Fund:  anticipated profitability, correlation of market performance, liquidity of markets, professional judgment, desired diversification and transaction costs.  Once the universe of markets is established, the General Partner’s simulation techniques help determine which markets to include in the portfolio.  The current allocation to any market in the Master Fund’s portfolio does not exceed 2.5% of total market exposure.

Risk is a function of both price level and price volatility.  The General Partner sizes the position in each market taking into account its measurement of risk based on price level and volatility in that market.  Market exposure is then managed by the position-sizing models which measure the risk in the portfolio’s position in each market.  In the event the model determines that the risk has changed beyond an acceptable threshold, it will signal a change in the position — a decrease in position size when risk increases and an increase in position size when risk decreases.  The General Partner’s determination of an acceptable threshold for a position is typically a difference of 10% (or more) between the actual position held by the Master Fund, and the formulaically calculated position as described above.

The General Partner’s position-sizing models maintain overall portfolio risk and distribution of risk across markets within designated ranges.  The position-sizing model manages the position traded by each of the directional trading systems discussed above.  A secondary benefit of the position-sizing model can be timely profit taking.  Because the General Partner believes markets tend to become more volatile after a profitable trend has been long underway, the position-sizing model often signals position reductions before trend reversals.  The General Partner believes that trends tend to become more volatile after a profitable trend has been long underway because trends occur as a result of repeated buying (or selling) of contracts in a market either by existing participants (increasing their exposure) or by additional participants who operate over different time horizons (e.g. active traders may change portfolio positions over hours-to-months time horizons, pension funds change over quarterly-to-annual time horizons, etc.).  The General Partner believes that the longer a trend persists, the more participants are likely to include (or increase) positions, and additional participants in the same direction in a market generally lead to demand/supply imbalances, which results in increased volatility.  The position-sizing model used by the General Partner adjusts positions automatically to maintain risk exposure at (or near) the targeted risk level described above.  Increased risk (caused either by increased volatility, or increased price levels) results in automatically decreasing positions.

In addition, the General Partner’s risk management focuses on money management principles applicable to the portfolio as a whole rather than to individual markets.  The first principle is portfolio diversification which attempts to improve the quality of profits by reducing volatility.

Additional money management principles applicable to the portfolio as a whole include:  (1) limiting the assets committed as margin or collateral, generally within a range of 5% to 35% of an account’s net assets, though the amount may at any time be higher or lower; (2) prohibiting pyramiding — that is, using unrealized profits in a particular market as margin for additional positions solely in the same market; and (3) changing the equity used for trading by an account solely on a controlled periodic basis, not automatically due to an increase in equity from trading profits.

Another important risk management function is the careful control of leverage or total portfolio exposure.  Although the Partnership and the Master Fund do not engage in borrowings, the Master Fund is able utilize a large amount of leverage because the amount of margin funds necessary to be deposited with a clearing broker in order to enter into a futures or forward contract position is typically a small percentage of the total value of the contract.  As a result, the Master Fund is able to hold positions with face values equal to several times the Master Fund’s net assets.  Leverage levels are determined by simulating the entire portfolio — all markets, all systems, all risk control models, the exact weightings of the markets in the portfolio and the proposed level of leverage — over the past five or ten years to determine the portfolio’s simulated risk and return characteristics as well as the worst case experienced by the portfolio in the simulation period.  The worst case, or peak-to-trough drawdown, is measured from a daily high in portfolio assets to the subsequent daily low whether that occurs days, weeks or months after the daily high.  If the General Partner considers the drawdown too severe or the portfolio’s simulated volatility too high, it reduces the leverage or portfolio size.  There are, however, no restrictions on the amount of leverage the Master Fund may use at any given time.

Decisions whether to trade a particular market require the exercise of judgment.  The decision not to trade certain markets for certain periods, or to reduce the size of a position in a particular market, may result at times in missing significant profit opportunities.

The General Partner employs discretion in the execution of trades where trader expertise plays a role in timing of orders and, from time to time, may adjust the size of a position, long or short, in any given market indicated by its systematic trading strategies.  The trading systems employed by the General Partner generate signals alerting traders of how much to buy or sell of each instrument.  In all but extreme market scenarios, the “discretion” refers to the precise timing of execution of signals generated by the General Partner’s models.

A signal is the term that describes the amount of contracts the trader needs to purchase or sell based on the calculations from the General Partner’s model algorithm (which calculates whether to buy or sell and the percentage of the risk allocation to buy or sell) and the allocation algorithm (how many contracts to buy for each fund or account managed pursuant to a particular trading program).  The execution of the signal is the process the trader goes through of verifying that signal is correct (for example, confirming the prices and quantities are accurate), entering the transaction in the General Partner’s proprietary order management system, and communicating the order to the Partnership’s futures broker or foreign exchange dealer.  The communication of the order to the Partnership’s futures broker or foreign exchange dealer is where the trader has some discretion in determining the execution strategy.

Approximately 90% of the Partnership’s futures transactions are transmitted by the trader to the broker through the General Partner’s proprietary electronic trading platform.  The electronic process allows the trader the flexibility in transacting the order (for example, there are certain capabilities that allow the trader to only show a portion of the order to the market to limit the possibility that the transactions will not impact the price in the market).  For the other approximately 10% of the Partnership’s futures transactions, the order execution is communicated by phone to the broker.  Currently all forward foreign currency trades are communicated from the trader to the foreign exchange dealer by phone.  The trader has discretion on when to transmit theses phone orders as well (or instructing the brokers/foreign exchange dealers when and how to execute the order).  This discretion is limited, however, and generally requires the order execution to be completed within 24 hours (or a shorter period).

The traders generally do not have discretion as to whether or not to follow the signals, but they are given time-windows within which the execution must occur, and they attempt to time the orders to obtain the optimal prices within such windows.  The time windows depend on the type of model generating the signal — some are required to be executed within a few minutes and others have multi-hour time windows.  The exercise of discretion (other than in trade execution) generally occurs only in response to unusual market conditions that may not have been factored into the design of the trading systems and is generally intended to reduce risk exposure.  Decisions to make such adjustments also require the exercise of judgment and may include consideration of the volatility of the particular market; the pattern of price movements, both inter-day and intra-day; open interest; volume of trading; changes in spread relationships between various forward contracts; and overall portfolio balance and risk exposure.

With respect to the execution of trades, the General Partner may rely to an extent upon the judgment of others, including dealers, bank traders and floor brokers.

(ii)           Partnership Funds

Partnership funds are used to engage, through its investment in the Master Fund, in trading of futures and forward contracts, and may be used in treading commodity swap and option contracts.  Proceeds held directly by the Partnership prior to being invested in the Master Fund, as well as cash held to pay expenses, if any are to be paid at the Partnership level, or fund redemptions, are held in an account either at JP Morgan Chase Bank, New York, NY or First Republic Bank, New York, NY.  The Master Fund currently trades in over one hundred futures and forward markets in the six following sectors:  currencies, precious and industrial metals, debt instruments, stock indices, agricultural commodities and energy.  The General Partner estimates that it will commit approximately 5% to 35% of the Master Fund’s net assets as margin premium or collateral for futures and forward currency, option and swap contracts.  However, from time to time the percentage of assets committed as margin and collateral may be substantially more or less than such range.

The Master Fund trades in more than 100 futures and forward markets, though not necessarily in all markets at all times, and the markets traded by the Master Fund change from time to time.

Currently these markets include:

Currencies – US $ Crosses
Australian Dollar	Malaysian Ringgit
Brazilian Real	Mexican Peso
British Pound	New Zealand Dollar
Canadian Dollar	Norwegian Krone
Chilean Peso	Philippine Peso
Colombian Peso	Polish Zloty
Czech Koruna	Russian Ruble
Euro Currency	Singapore Dollar
Indian Rupee	South African Rand
Indonesian Rupiah	Swedish Krona
Israeli Shekel	Swiss Franc
Japanese Yen	Turkish Lira
Korean Won
Currencies – Non-US $ Crosses
Australian Dollar/Japanese Yen	Euro/Romanian Leu
Australian Dollar/Swiss Franc	Euro/Swedish Krona
British Pound/Australian Dollar	Euro/Turkish Lira
Euro/Czech Koruna	New Zealand Dollar/Japanese Yen
Euro/Hungarian Forint	New Zealand Dollar/Swiss Franc
Euro/New Zealand Dollar	Norwegian Krone/Japanese Yen
Euro/Norwegian Krone	Swiss Franc/Norwegian Krone
Euro/Polish Zloty	Swiss Franc/Swedish Krona
Interest Rates
Aussie Bank Bill	Euro Schatz
Australian Treasury 3 Year Bond	Euroswiss
Australian Treasury 10 Year Bond	Gilts
Canada Bankers Acceptance	Italian 10-Yr Bond
Canadian Government Bond	Japanese Government Bonds
Euribor	Sterling Rates
Euro Bobl	US Treasury 2-Yr Note
Euro Bund	US Treasury 5-Yr Note
Euro Buxl	US Treasury 10-Yr Note
Euro Dollar	US Treasury 30-Yr Bond
Stock Indices
All Shares (South Africa)	Mini Russell (United States)
Amsterdam Index (Netherlands)	OMX Stockholm Index (Sweden)
Bolsa (Mexico)	S&P MIB 30 Index (Italy)
CAC 40 Index (France)	S&P TSE 60 Index (Canada)
CBOE VIX (United States)	SET50 Futures (Thailand)
DAX Index (Germany)	SIMEX Nifty Index (India)
DJ Euro Stoxx 50 (Euro Zone)	SIMEX Nikkei (Japan)
E-Mini NASDAQ 100 (United States)	SIMEX Taiwan Index (Taiwan)
E-Mini S&P (United States)	Singapore Index (Singapore)
FTSE (United Kingdom)	SPI 200 (Australia)
H-Shares Index (Hong Kong)	TAIEX Electronics (Taiwan)
Hang Seng (Hong Kong)	TAIEX Financial (Taiwan)
IBEX 35 (Spain)	TAIEX Index (Taiwan)
KOSPI Index (Korea)	TOPIX (Japan)
Mini DJIA (United States)

Energy
Brent Crude Oil	Heating Oil
Crude Oil	Kerosene (TOCOM)
Gasoline (TOCOM)	London Gas Oil
Gasoline RBOB	Natural Gas
Agricultural Commodities
Bean Oil	London Sugar
Cocoa	Milling Wheat
Coffee	Minn. Spring Wheat
Corn	Rapeseed Canola
Cotton	Rubber (TOCOM)
Crude Palm Oil	Soy Meal
Kansas City Wheat	Soybean
London Cocoa	Sugar
London Coffee	Wheat

Metals
Copper	London Tin
Gold	London Zinc
Gold (TOCOM)	Palladium
London Aluminum	Platinum (NYMEX)
London Copper	Platinum (TOCOM)
London Lead	Silver
London Nickel
Livestock
Hogs	Live Cattle
Spreads
Agricultural	Livestock
Energy	Metals
Financial

In connection with the Master Fund’s futures trading, the Master Fund currently executes and clears transactions through J.P. Morgan Futures Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Newedge USA, LLC, each a registered futures commission merchant, but may use other futures commission merchants or cease using any particular futures commission merchant at any time in the General Partner’s discretion.  The Master Fund currently engages in forward trading with Morgan Stanley & Co. Inc. and Deutsche Bank AG, which serve as the Master Fund’s prime brokers in connection with the Partnership’s foreign currency forward trading, but may utilize the services of additional prime brokers or engage in such trading with other banks and dealers as well.  If the Master Fund engages in any commodity swap trading, it intends to do so with highly creditworthy banks and dealers only.

The General Partner estimates that 90% or more of the Master Fund’s assets (inclusive of the Partnership’s investment in the Master Fund), including the assets used to satisfy margin and collateral requirements, will be invested in interest bearing cash equivalent instruments (e.g., U.S. government securities or securities issued by federal agencies).  All interest earned on such instruments purchased with Master Fund assets will accrue to the Master Fund.  The balance of the Master Fund’s assets will be held in cash in commodity brokerage accounts, bank accounts or other accounts in the name of the Master Fund and will be used for trading which requires cash for margin and to avoid daily buying and selling of government securities.  Neither the Partnership nor the Master Fund will make any loans; provided, however, that the Partnership and the Master Fund may purchase CFTC-authorized investments, including debt instruments, as described above.  The General Partner will not commingle the property of the Partnership or the Master Fund with the property of any other person or entity (the deposit of Partnership or Master Fund assets with banks, brokers and dealers for margin, collateral or otherwise not being deemed a prohibited commingling).

(iii)           Charges

Charges at the Partnership Level

The Partnership’s units of limited partnership interest (“Units”) are issued in three series: Series A, Series B and Series C (each, a “Series”).  The sole differences among the Series are the fees applicable to each Series, and the “series” designation is an administrative, not a legal, distinction.  All Partnership fees and expenses, including those described below, are borne by the Partnership and are paid on behalf of, and allocated to, the Partnership at the Master Fund level.  All such fees and expenses paid at the Master Fund level are borne indirectly by Limited Partners as investors in the Partnership, but only to the extent those fees and expenses are properly allocable to such Limited Partners, pro rata on a Series by Series basis, as described herein.

The Partnership bears all of its own direct expenses, including, but not limited to, any taxes to which the Partnership is subject, regulatory fees, and interest charges, if any.

In addition, except as described below, the Partnership bears its ordinary “operating and administrative” expenses, which include, but are not limited to, amounts due to persons not affiliated with the General Partner for providing operating and administrative services (including the services of the Administrator), custody, legal, accounting, audit and tax services to the Partnership or to the General Partner with respect to the activities of the Partnership; registration and filing fees; and the cost of the ongoing offering of Units.  The General Partner estimates that, for any month, the aggregate of such operating and administrative expenses and the Partnership’s pro rata share of the Master Fund’s ordinary operating and administrative expenses described below together is not expected to exceed 1/12 of 0.50% of the Partnership’s month-end net asset value (a 0.50% annual rate), although there can be no assurance that such costs will not in fact exceed this amount in any given month.  For the avoidance of doubt, the amortized organizational and initial offering costs described below are not included in the calculation of such 0.50% estimate.  Approximately one-half of these costs are expected to be borne directly at the level of the Partnership (although paid on behalf of the Partnership by the Master Fund).  The Partnership also bears all of its extraordinary expenses, such as taxes or litigation expenses, if any.

The General Partner has advanced expenses incurred in connection with the organization of the Partnership and the initial offering of the Units.  The total amount advanced by the General Partner was $191,967.  The Master Fund, on behalf of the Partnership, is reimbursing the General Partner for these costs in 60 equal monthly installments, beginning August 1, 2009; provided, however, that to the extent the reimbursement amount of such organizational and initial offering costs exceeds in the aggregate for any month 1/12 of 0.05% of the Partnership’s month-end net asset value (a 0.05% annual rate), such excess will not be reimbursed to, but will be borne by, the General Partner.  As of March 31, 2011, $21,064 was payable by the Master Fund to the General Partner as reimbursement for such costs.  The reimbursement of such costs will reduce the net asset value of the Units for purposes of determining subscriptions, redemptions and any fees based on net asset value and for reporting performance for all purposes.

Charges at the Master Fund Level

Selling Commissions and Registered Investment Adviser (“RIA”) Platform Fees

Series A, Series B and Series C Units are issued in order to account for different selling commissions and RIA platform fees, if any, applicable to each Series.  Other than with respect to such selling commissions, RIA platform fees and the Profit Share calculation (described below), the Series are subject to the same fees, expenses and other terms of the Partnership and share in the profits and losses of the Partnership on a pro rata basis.

— Series A Units

Series A Units are subject to an ongoing compensation charge to be paid to selling agents selling Units (“Selling Agents”) equal to 1/12 of 2% based on the month-end net asset value of such Series’ investment in the Master Fund prior to the reduction for any withdrawals, any accrued Profit Share, the Management Fee then being calculated, and ongoing compensation charge then being calculated (2% annual rate).  The General Partner advances the Selling Agents the first year’s selling commission in an amount equal to 2% of the net asset value of the Series A Units sold by the Selling Agents.  A redemption charge, payable to the General Partner, of 2% of the net asset value of Series A Units redeemed applies to Series A Units redeemed on or before the sixth month-end after they are issued; a redemption charge, payable to the General Partner, of 1% of the net asset value of Series A Units redeemed applies to Series A Units redeemed after the sixth, but on or before the eleventh, month-end after they are issued.  In cases where an investor has made multiple investments in the Partnership, the redemption charge will be calculated on a “first in, first out” basis.

— Series B Units

Series B Units sold through, and participating in, asset-based or fixed-fee RIA platforms, are charged a platform fee, but no ongoing compensation, to be paid to the Selling Agents selling such Units equal to 1/12 of 0.25% based on the month-end net asset value of such Series’ investment in the Master Fund prior to the reduction for any withdrawals, any accrued Profit Share, the Management Fee then being calculated, and the platform fee then being calculated (a 0.25% annual rate).  This fee is an offset against administrative costs incurred in connection with the Partnership’s subscription process and maintenance of the Partnership in an account where no selling commissions are paid in connection with the sale of Units.

— Series C Units

Series C Units are not subject to any commissions, platform fees or ongoing compensation to Selling Agents.

All commissions, platform fees and ongoing compensation to be paid to Selling Agents are paid to the General Partner which in turn pays the Selling Agents.

Management Fee

The General Partner receives from the Master Fund a monthly Management Fee in respect of the Partnership’s investment in the Master Fund, on a Series attributable basis, in the Master Fund in an amount equal to 1/12 of 2% of the net asset value of such Series’ attributable investment in the Master Fund as of each month-end prior to reduction for any withdrawals, any accrued Profit Share or the Management Fee then being calculated and for any direct expenses of the Partnership (a 2% annual rate), prorated for partial months.

Profit Share

The General Partner’s Profit Share is calculated separately, with respect to Series A and Series B/C, as of the end of a fiscal year.  The Profit Share applicable to Series A (the “Series A Profit Share”) equals 20% of any increase in Trading Profits attributable to Series A over the previous high point in such Trading Profits as of a date on which a Profit Share was paid with respect to Series A (or $0 if no Profit Share has been paid with respect to such Units).  The Profit Share attributable to Series B and Series C, calculated on an aggregate basis (the “Series B/C Profit Share”) equals 20% of any increase in aggregate Trading Profits attributable to Series B and Series C over the previous high point in such Trading Profits as of a date on which a Profit Share was paid with respect to Series B and Series C (or $0 if no Profit Share has been paid with respect to such Units).  The Profit Share is determined based on the Partnership’s Master Fund investments attributable to Series A or Series B and Series C, as the case may be, as a whole rather than on each Limited Partner’s individual investment.  Trading Profits equal, with respect to Series A, the cumulative gain in the value of the Partnership’s Master Fund investment attributable to Series A resulting from net realized gains and losses on the Master Fund’s trading, the change as of the end of the period in unrealized gain or loss on open positions and interest income, reduced by fees payable to the General Partner, amounts payable to Selling Agents and other operating and administrative expenses of the Master Fund and any of the expenses attributable to Series A of the Partnership but paid at the Master Fund level (other than any Series A Profit Share).  Trading Profits equal, with respect to Series B and Series C, the cumulative gain in the value of the Partnership’s Master Fund investment attributable to the aggregate of Series B and Series C resulting from net realized gains and losses on the Master Fund’s trading, the change as of the end of the period in unrealized gain or loss on open positions and interest income, reduced by fees payable to the General Partner, amounts payable to Selling Agents and other operating and administrative expenses of the Master Fund and any of the expenses attributable to Series B/C of the Partnership but paid at the Master Fund level (other than any Series B/C Profit Share).  Trading Profits, including the high point in Trading Profits (and any loss carryforward for purposes of calculating any increase in Trading Profits) with respect to Series A or the aggregate of Series B and Series C, as the case may be, will be proportionally reduced by distributions or withdrawals with respect to Series A or the aggregate of Series B and C, respectively.

The General Partner’s Profit Share with respect to withdrawals made from the Master Fund as a result of redemptions of Units as of a month-end other than a fiscal year-end are computed and a corresponding allocation made to the General Partner as though the month-end were a fiscal year-end.

Administration Fee

During any time in which a third-party administrator is providing services to the Master Fund, as is currently the case, the General Partner is paid a monthly Administration Fee for administration services it provides, calculated as a percentage of the month-end net asset value (prior to reduction for withdrawals or redemptions, Management Fees, amounts payable to Selling Agents and the Administration Fee then being calculated) of the Master Fund equal to 0.05% per annum of the Master Fund’s average net assets.  The administrative services the General Partner or its affiliate currently provides include tax services, independent daily trade reconciliations and preparing and maintaining shadow accounts to serve as a check and balance on the services provided by the Administrator.  During any time in which no third-party administrator is providing such services to the Master Fund, the General Partner or its affiliate will provide the full panoply of administrative services required by the Partnership and the Master Fund.  The General Partner will not be paid the Administration Fee described above, but will rather be paid a monthly Administration Fee, calculated as a percentage of the Master Fund’s month-end net asset value (prior to reduction for withdrawals, Management Fees, amounts payable to Selling Agents and the Administrative Fee then being calculated) as follows:  (i) on the first $125 million of net assets of the Master Fund, the Administration Fee will be payable at a rate of 0.20% per annum; (ii) on net assets greater than $125 million but less than or equal to $225 million, the Administration Fee will be payable at a rate of 0.15% per annum; and (iii) on net assets greater than $225 million, the Administration Fee will be payable at a rate of 0.10% per annum.  The Partnership is allocated its pro rata portion of the Administration Fee, which, in turn, will be allocated pro rata among the Series at the Master Fund level.

Expenses

The Partnership bears its pro rata share of all of the Master Fund’s expenses, including, but not limited to, all expenses that the General Partner reasonably determines to be incurred in connection with the Master Fund’s investment activities, including brokerage commissions and electronic platform trading costs; any taxes to which the Master Fund is subject; regulatory fees; and interest charges.

The Master Fund deposits assets with its currency forward counterparties in order to initiate and maintain its currency forward contracts, primarily with Morgan Stanley & Co. Inc. and Deutsche Bank AG which serve as the Master Fund’s prime brokers in connection with the Master Fund’s foreign currency forward contract transactions.  The Master Fund may utilize the services of additional prime brokers in connection with the Master Fund’s foreign currency forward contract transactions.  The Partnership bears its pro rata share of the Master Fund’s approximately $6-$7 in prime brokerage fees per $1 million of currency forward contracts facilitated away from the prime brokers on behalf of the Master Fund with the forward counterparties.  The Partnership’s pro rata share of prime brokerage fees are estimated at approximately 0.002% of the Partnership’s average month-end net assets per year.  During 2010, approximately 89% of the Master Fund’s forward currency contracts were not subject to such prime brokerage fees.

The Master Fund’s clearing and executing brokers charge between $2 and $15 per round-turn trade, inclusive of NFA transaction fees (these charges may be higher on certain foreign futures trades).  The General Partner estimates that aggregate execution and clearing costs, including electronic platform trading costs will equal approximately 0.375% of average month-end net assets per year.

In addition to the expenses discussed above, except as described below, the Partnership bears its pro rata share of all of the Master Fund’s actual operating and administrative expenses.  Operating expenses include, but are not limited to, custody, legal, accounting, audit and tax preparation fees charged to the Master Fund or to the General Partner with respect to the activities of the Master Fund; registration and filing fees; and the cost of the ongoing offering of interests in the Master Fund.  Administrative expenses include the Administration Fee payable to the General Partner and amounts due to the Administrator.  Such ordinary operating and administrative expenses are assessed against the Series’ Master Fund accounts.

Extraordinary Expenses

The Partnership is responsible for the taxes, if any, imposed on it (as opposed to those imposed on the Limited Partners in respect of their investment in the Partnership).  The General Partner does not anticipate that any such expenses which may become payable by the Partnership will be significant.  In the General Partner’s experience, sponsoring and operating futures funds, such charges have generally been negligible.  The Partnership also will bear its pro rata share of all of the Master Fund’s extraordinary expenses, such as taxes or litigation expenses, if any.  Costs incurred by the General Partner or its affiliates or any third party administrator hired by the General Partner in discharging its administrative duties are not included in extraordinary expenses.

Table of Charges

Below is a table summarizing the various fees and expenses to which Limited Partners are subject.

Recipient	Nature of Payment	Amount of Payment
Selling Agents	Selling Commission
Series A Units only: 2% annually, paid as a monthly fee of 1/12 of 2% of Series A’s investment in the Master Fund.  The General Partner advances the Selling Agents the first year’s selling commission in an amount equal to 2% of the net asset value of the Series A Units sold by the Selling Agents.

The General Partner	Redemption Charge
Series A Units only: A redemption charge, payable to the General Partner, of 2% of the net asset value of Series A Units redeemed applies to Series A Units redeemed on or before the sixth month-end after they are issued; a redemption charge, payable to the General Partner, of 1% of the net asset value of Series A Units redeemed applies to Series A Units redeemed after the sixth, but on or before the eleventh, month-end after they are issued.

Selling Agents	RIA Platform Fee
Series B Units only: Series B Units sold through, and participating in, asset-based or fixed-fee RIA platforms, are charged an administrative fee, but no ongoing compensation, to be paid to the Selling Agents selling such Units equal to 1/12 of 0.25% based on the month-end net asset value of such Series’ investment in the Master Fund (a 0.25% annual rate).

The General Partner	Management Fee
2% annually, paid as a monthly fee of 1/12 of 2% of each Series’ attributable investment in the Master Fund prior to reduction for any withdrawals, any accrued Profit Share or the Management Fee then being calculated and for any direct expenses of the Partnership.

The General Partner	Administration Fee
0.05% annually, paid as a monthly fee of 1/12 of 0.05% of the Partnership’s investment in the Master Fund (prior to reduction for withdrawals or redemptions, any accrued Profit Share, Management Fees, amounts payable to Selling Agents and the Administration Fee then being calculated).  During any time in which no third-party administrator is providing services to the Master Fund, the General Partner will provide such services and will be paid a monthly Administration Fee, calculated as a percentage of the Master Fund’s month-end net asset value (prior to reduction for withdrawals, Management Fees, amounts payable to Selling Agents and the Administrative Fee then being calculated) as follows:  (i) on the first $125 million of net assets of the Master Fund, the Administration Fee will be payable at a rate of 0.20% per annum; (ii) on net assets greater than $125 million but less than or equal to $225 million, the Administration Fee will be payable at a rate of 0.15% per annum; and (iii) on net assets greater than $225 million, the Administration Fee will be payable at a rate of 0.10% per annum.  The Partnership will be allocated its pro rata portion of the Administration Fee.

Executing, Clearing Brokers and Others	Round-Turn Brokerage and Electronic Trading Platform Fees
Pro rata share of actual costs of executing and clearing the Master Fund’s futures trades and actual electronic platform trading costs.  The Partnership’s share of round-turn brokerage and electronic trading platform fees are estimated at 0.37% of the Partnership’s average month-end net assets per year.

Forward and Swap Counterparties/Prime Brokers	“Bid-ask” Spreads, Prime Brokerage Fees
“Bid-ask” spreads are not actually fees but are dealer profit margins incorporated into forward and swap contract pricing. They are, therefore, unquantifiable.  The Partnership bears its pro rata share of the Master Fund’s approximately $6-$7 in prime brokerage fees per $1 million of currency forward contracts facilitated away from the prime brokers on behalf of the Master Fund with the forward counterparties.  The Partnership’s share of prime brokerage fees are estimated at approximately 0.002% of the Partnership’s average month-end net assets per year.  During 2010, approximately 89% of the Master Fund’s forward currency contracts were not subject to such prime brokerage fees.

The General Partner	Annual Profit Share
Series A Units only: 20% of any increase in Trading Profits attributable to Series A over the previous high point in such Trading Profits.  Trading Profits equal, with respect to Series A, the cumulative gain in the value of the Partnership’s Master Fund investment attributable to Series A resulting from net realized gains and losses on the Master Fund’s trading, the change as of the end of the period in unrealized gain or loss on open positions and interest income, reduced by fees payable to the General Partner, amounts payable to Selling Agents and other operating and administrative expenses of the Master Fund and any of the expenses attributable to Series A of the Partnership but paid at the Master Fund level (other than any Series A Profit Share).

Series B Units and Series C Units only:  20% of any increase in aggregate Trading Profits attributable to Series B and Series C over the previous high point in such Trading Profits.  Trading Profits equal, with respect to Series B and Series C, the cumulative gain in the value of the Partnership’s Master Fund investment attributable to Series B and Series C resulting from net realized gains and losses on the Master Fund’s trading, the change as of the end of the period in unrealized gain or loss on open positions and interest income, reduced by fees payable to the General Partner, amounts payable to Selling Agents and other operating and administrative expenses of the Master Fund and any of the expenses attributable to Series B and C of the Partnership but paid at the Master Fund level (other than any Series B/C Profit Share).

Others	Taxes, regulatory fees, interest charges, Administrator fees, custody, legal, accounting and other offering and administrative costs
The Partnership bears all of its own direct expenses, including, but not limited to regulatory fees, and interest charges, if any.
In addition, the Partnership bears its ordinary “operating and administrative” expenses and its pro rata share of the Master Fund’s ordinary “operating and administrative” expenses.  Operating expenses include, but are not limited to, custody, legal, accounting, audit and tax services to the Partnership or to the General Partner with respect to the activities of the Partnership; registration and filing fees; and the cost of the ongoing offering of Units.  Administrative expenses include amounts due to the Administrator.  The Partnership’s share of all “operating and administrative expenses” (excluding the Administration Fee) are estimated at 0.45% of the Partnership’s average month-end net assets per year.

Others	Extraordinary charges
The Partnership is responsible for the taxes, if any, imposed on it (as opposed to those imposed on the Limited Partners in respect of their investment in the Partnership).  The Partnership also will bear its pro rata share of all of the Master Fund’s extraordinary expenses, such as taxes or litigation expenses, if any.  Extraordinary expenses are expected to be negligible.  Costs incurred by the General Partner or its affiliates or any third party administrator hired by the General Partner in discharging its administrative duties are not included in extraordinary expenses.

General Partner Fees; Waivers

The General Partner’s capital account participates in the income and gains or losses of the Partnership on the same basis as the Limited Partners.  The General Partner is not subject to the Management and Administration Fees and may charge affiliates Management Fees and Administration Fees at a rate lower than that applicable to the Series.  Certain affiliates are not subject to the General Partner’s Profit Share.  The General Partner may also waive, reduce or rebate its Management Fee, Administration Fee or Profit Share in respect of any Limited Partner without entitling any other Limited Partner to a similar waiver or reduction.

Charges Paid by the General Partner

In addition to the ongoing compensation and RIA platform fees to be paid to the Selling Agents as described above, the General Partner may also pay Selling Agents, from its own funds, additional ongoing compensation or RIA platform fees.

Net Assets

Net assets of the Partnership are determined primarily based on the Partnership’s investment in the Master Fund.  The Master Fund’s net assets equal the sum of all cash, plus treasury bills, notes or other securities at market value, plus the market value of all open futures, forward currency, over the counter swap or other trading positions maintained by the Master Fund, less all liabilities of the Master Fund determined in accordance with the accounting principles set forth below.  Net assets of the Partnership are determined in accordance with generally accepted accounting principles under the accrual basis of accounting.  The market value of all Partnership and Master Fund’s assets and liabilities, for all purposes hereunder, is determined by the Administrator in accordance with the General Partner’s valuation policies and procedures.

The Master Fund records its transactions in futures and forward currency contracts, including related income and expenses, on a trade date basis.  Open futures contracts traded on an exchange are valued at fair value, which is based on the closing settlement price on the exchange where the futures contract is traded by the Master Fund on the day with respect to which net assets are being determined.  Open swap contracts are recorded at fair value based on the closing settlement price for equivalent or similar futures positions that are traded on an exchange on the day with respect to which net assets are being determined.  Open forward currency contracts are recorded at fair value, based on pricing models that consider the current market prices (“Spot Prices”) plus the time value of money (“Forward Points”) and contractual prices of the underlying financial instruments.  The Spot Prices and Forward Points for open forward currency contracts are generally based on the 3:00 P.M. New York time prices provided by widely used quotation service providers on the day with respect to which net assets are being determined.  The Forward Points from the quotation service providers are generally in periods of one month, two months, three months and six months forward while the contractual forward delivery dates for the foreign currency contracts traded by the Master Fund may be in between these periods.

The General Partner’s policy is to calculate the Forward Points for each contract being valued by determining the number of days from the date the forward currency contract is being valued to its maturity date and then using straight-line interpolation to calculate the valuation of Forward Points for the applicable forward currency contract.  Straight-line interpolation refers to the fact that currency prices are generally quoted for cash, and then Forward Points are quoted as a differential from the cash price — typically for 1-, 3-, 6- and 12-month forwards. In the event that the contract held by the Fund is for a date between quoted prices (e.g. 2-months forward), the General Partner will calculate 2-month forward points as the linear interpolation between the 1- and 3-month points.  In this example: 2-month-points equal average (1-month-points and 3-month-points).  The General Partner’s policy also requires comparison of the calculated price to the forward currency prices provided by dealers to determine whether the calculated price is fair and reasonable.

The General Partner is solely responsible for assessing forward contract transactions and its principals have over 20 years of experience evaluating the creditworthiness of forward and futures contract counterparties.

The Administrator may reduce the valuation of any asset by reserves established to reflect contingencies, liabilities, uncertain valuations or other factors, which the Administrator determines, in its absolute discretion, reduce, or might reduce, the value of such asset.  All determinations of value by the Administrator are final and conclusive as to all Limited Partners, absent bad faith, and the General Partner, the Partnership and the Administrator are absolutely protected in relying upon valuations furnished by third parties believed by the Administrator, without independent investigation, to be made in good faith and reliable.  The net asset value per Unit of a Series equals the net assets of such Series divided by the number of its Units outstanding as of any given valuation date.

(iv)           Conflicts of Interest

The following inherent and potential conflicts of interest exist in respect of the Partnership and the Master Fund.

The General Partner, while not required to allocate any specific time to the Partnership and the Master Fund devotes as much of its time and effort to the affairs of the Partnership and the Master Fund as may, in its judgment, be necessary to discharge its duties as general partner of the Partnership and the Master Fund.  The General Partner may have a conflicts of interest in allocating its time and activity between facilitating the ongoing offering of the Units and the trading activities of the Master Fund.  Similarly, the General Partner has a conflict of interest in allocating it time between the trading activities of the Master Fund and the trading activities of other accounts that it manages.

The General Partner has a conflict of interest between its fiduciary duty to the Partnership as general partner and its selection of itself as the Partnership’s trading advisor.  Prospective investors must recognize that the Partnership has been formed specifically as an investment product to be managed, indirectly through the Master Fund, by the General Partner, and that the General Partner will not appoint any other trading advisor for the Partnership or the Master Fund even if doing so might be in the Partnership’s best interest.

The General Partner also has a conflict of interest in determining whether to make distributions to the Limited Partners, as the Management Fees paid the General Partner will be higher if no distributions are made.  Due in part to the availability of periodic redemptions, the General Partner does not currently intend to make any distributions to Limited Partners.

The General Partner’s business is sponsoring and advising managed futures accounts.  The General Partner may have future incentives to favor other of its products over the Partnership.

The General Partner directs the trading of a large amount of assets traded in the same markets as the Master Fund trades, and the General Partner and its principals have incentives (financial or otherwise) to favor other accounts which they manage over the Master Fund in such matters as, for example, the allocation of available speculative position limits.  Different accounts also pay different fees, trade with different leverage and in different portfolios and will, from time to time, compete for the same positions with the Master Fund.

The General Partner may have a conflict of interest in rendering advice to the Partnership because of other accounts managed or traded by it, including accounts owned by its current and former principals, which may be traded differently from the Partnership’s account.

The General Partner manages, in addition to the Master Fund, two accounts for persons unaffiliated with the General Partner pursuant to the same trading program as is implemented on behalf of the Master Fund.  The General Partner allocates filled trades across all accounts managed by the General Partner that are participating in particular trades, whether managed pursuant to the same trading program as is implemented on behalf of the Master Fund or otherwise, pursuant to an objective, non-discriminatory allocation methodology as required by both NFA and CFTC rules.  To the extent there are unfilled contracts in an order placed with a broker across multiple accounts, Millburn first calculates an “unfilled ratio” for each account.  The unfilled ratio for each account managed by Millburn with respect to any given order placed with a broker equals the total number contracts in the order intended to be purchased for an account divided by the all of the contracts in the order.  For example, if Millburn intended to purchase 25 contracts on behalf of the Master Fund in an order and the total number of contracts among all accounts in the order was 35, the Master Fund’s unfilled ratio would be 25/35, or 71.43%.  Millburn then multiplies the unfilled ratio for each account by the total number of contracts that were filled to determine the number of contracts to be allocated to each account.  The number of contracts allocated is truncated to the nearest integer because fractional contracts are not allocated.  This could result in some small number of remaining unallocated contracts.  These remaining unallocated contracts are allocated to accounts based on the highest number of unallocated fractional contracts from the previous step.  Millburn then allocates one unallocated contract to each account until there are no remaining unallocated contracts.  For example if Millburn wanted to place an order for 25 contracts for the Master Fund and 10 contracts for Account B, the Master Fund would have an unfilled ratio of 71.43% and Account B would have an unfilled ratio of 28.57%.  If a broker filled only 20 contracts in the order, the Master Fund would initially be allocated 14 contracts (71.43% X 20 contracts = 14.286 contracts which truncates to 14 contracts) and Account B would initially be allocated 5 contracts (28.57% X 20 contracts = 5.714 contracts which truncates to 5 contracts).  The remaining contract would be allocated to account B because 0.714 is greater than 0.286.  Therefore, the final allocation of the 20 contract fill would be 14 contracts to the Master Fund and 6 to Account B.

The General Partner appears on the approved list of commodity trading advisors for certain futures commission merchants, commodity pool operators and trading managers.  Appearance on an approved list means that representatives of such firms may solicit accounts (primarily managed accounts) for the General Partner.  Inclusion on such an approved list may create a conflict of interest for the General Partner between its duty to trade clients’ accounts in the best interest of clients and its financial interest in maintaining a position on such an approved list, which could be contingent upon generation of adequate commission income or other fees from those accounts managed by the General Partner.  It is the policy of the General Partner to trade all comparable accounts in the same manner regardless of the method by which the account was obtained.

The General Partner selects the Master Fund’s clearing brokers, other brokers and counterparties to execute transactions on behalf of the Master Fund.  The commission rates paid by the Master Fund may not be the lowest rates the Master Fund could have obtained, but the General Partner believes that those rates are competitive with rates paid by similar customers.  The General Partner selects those service providers based on various factors, including, but not limited to, quality of execution, commission rates, market knowledge, financial condition, creditworthiness, the size and trading activities of the Master Fund’s account at each broker, the services provided, the desirability of utilizing the services of multiple brokers as a means of spreading risk and the costs, expenses and risks borne by the brokers, the Master Fund and the General Partner.  The General Partner may also consider factors that benefit the General Partner, such as the referral of prospective Partnership and other investors to the General Partner.  The General Partner’s receipt of such benefits may give it an incentive to select a clearing broker, other broker or counterparty that it would not otherwise use, but the General Partner intends to use only those clearing brokers, other brokers and counterparties that provide the Master Fund with high quality services and competitive commission rates consistent with the General Partner’s obligations to the Master Fund.

The General Partner, the Master Fund’s brokers and their respective principals, affiliates and employees may trade in the commodity markets for their own accounts and the accounts of their clients, and in doing so may take positions opposite to those held by the Master Fund or may be competing with the Master Fund for positions in the marketplace.  Records of this trading will not be available for inspection by Limited Partners.  Such trading may create conflicts of interest on behalf of one or more such persons in respect of their obligations to the Master Fund.

Because the General Partner, the Master Fund’s brokers and their respective affiliates, principals and employees may trade for their own respective accounts at the same time that they are managing the Master Fund’s account, prospective investors should be aware that — as a result of a neutral allocation system, testing a new trading system, trading their proprietary accounts more aggressively or other actions — such persons may from time to time take positions in their proprietary accounts which are opposite, or ahead of, the positions taken for the Master Fund.  The records of such trading will not be made available to Limited Partners.

Selling Agents may receive compensation based on the value of outstanding Units sold by such Selling Agents.  Accordingly, to the extent that Limited Partners consult with representatives of a Selling Agent regarding the advisability of purchasing or redeeming Units, such representatives may have a conflict of interest between giving such Limited Partners the advice that such representatives believe is in the Limited Partners’ best interests and encouraging purchases and discouraging redemptions so as to maximize the additional compensation payable to such Selling Agent by the General Partner.  In addition, registered representatives of the Selling Agents may receive ongoing compensation in respect of Units sold by them that remain outstanding and may, accordingly, have a direct financial incentive to encourage purchases and discourage redemptions of Units.  One or more Selling Agents may also be selected, based on the criteria described above, to serve as clearing brokers, other brokers or counterparties for the Partnership.  The General Partner or its affiliates may also have business dealings with Selling Agents or their affiliates (such as banking relationships) not related to the sale of the Units.

The Master Fund’s brokers act as brokers for other accounts.  The compensation received by such brokers from such accounts may be more or less than the compensation they receive for their services to the Master Fund.  In addition, various accounts traded through such brokers (and over which such brokers may have discretionary trading authority) may take positions in the futures markets opposite to those of the Master Fund or compete with the Master Fund for the same positions.

Certain officers and employees of the Master Fund’s brokers are, and may in the future be, members of United States commodities exchanges and are presently serving, and may in the future serve, on the governing bodies and standing committees of such exchanges and of their clearinghouses and of various industry organizations.  In such capacities, these employees have a fiduciary duty to the exchanges and their clearinghouses which could compel such employees to act in the best interests of these entities, perhaps to the detriment of the Partnership.

(v)           Allocation of Profit and Loss

A capital account will be established for each Unit and for the General Partner, and its initial balance is the amount of the initial price of such Unit and the initial capital contribution of the General Partner, respectively.  The net assets of the Partnership are determined monthly, and any increase or decrease from the end of the preceding month is added to or subtracted from the accounts in the ratio that each account bears to all accounts.

Upon liquidation of the Partnership, if an event requiring liquidation occurs, the assets of the Partnership will be distributed to each Partner in the ratio of the total value of each Partner’s Units to the total of all Partners’ Units, less any amount owed by such Partner to the Partnership.

(vi)           Reporting

For each month, the Administrator will report to each Limited Partner, either by mail or electronically, the value of such Limited Partner’s Units and the net asset value of the Partnership as of the end of the month and as of the end of the previous month, the expenses incurred or accrued by the Partnership during the month (including Profit Share accruals) and the Partnership’s aggregate realized and unrealized profit or loss for the month.  Additionally, the Administrator will distribute to Limited Partners, not more than 90 days after the fiscal year end, financial statements for the Partnership, certified by an independent public accountant, and, prior to April 15 of each year, the General Partner will distribute to Limited Partners information necessary for the preparation of federal income tax returns.

(vii)           Regulation

Under the Commodity Exchange Act, as amended (the “CEA”), commodity exchanges and futures trading are subject to regulation by the CFTC.  National Futures Association (“NFA”), a “registered futures association” under the CEA, is the only non-exchange self-regulatory organization for futures industry professionals.  The CFTC has delegated to NFA responsibility for the registration of “commodity trading advisors,” “commodity pool operators,” “futures commission merchants,” “introducing brokers” and their respective associated persons and “floor brokers” and “floor traders.”  The CEA requires commodity pool operators and commodity trading advisors, such as the General Partner, and commodity brokers or futures commission merchants to be registered and to comply with various reporting and record keeping requirements.  The CFTC may suspend a commodity pool operator’s or trading advisor’s registration if it finds that its trading practices tend to disrupt orderly market conditions or in certain other situations.  In the event that the registration of the General Partner as a commodity pool operator or a commodity trading advisor were terminated or suspended, the General Partner would be unable to continue to manage the business of the Partnership.  Should the General Partner’s registration be suspended, termination of the Partnership might result.

In addition to such registration requirements, the CFTC and certain commodity exchanges have established limits on the maximum net long or net short position which any person may hold or control in particular commodities.  Most exchanges also limit the changes in futures contract prices that may occur during a single trading day.  For example, the CFTC limits the number of contracts the General Partner can control in corn to 13,500 in a single delivery month, whereas the Chicago Mercantile Exchange limits the number of S&P 500 Index contracts the General Partner can control to 20,000 and U.S. Treasury bonds traded on the Chicago Board of Trade are not subject to position limits.  Periodically, Congress, the CFTC and the exchanges propose that additional commodities become subject to the limits described above and/or reduce previously set limits.  Such proposals may occur suddenly and without notice. In January 2011, the CFTC proposed a separate position limits regime for 28 so-called “exempt” (i.e., metals and energy) and agricultural futures and options contracts and their economically equivalent swap contracts.  Position limits in spot months are proposed to be 25% of the official estimated deliverable supply of the underlying commodity and in a non-spot month a percentage of the average aggregate 12-month rolling open interest in all months (swaps and futures) for each contract.  The General Partner believes that the proposed limits are sufficiently large that if adopted, they should not restrict the Master Fund’s trading strategy.

To date, position limits have not been a material imposition on the ability of the General Partner to effect its trading method.  In the event the General Partner controls contracts in excess of the applicable limits, the General Partner will equitably reduce the position it controls across affected accounts managed by the General Partner, including the Master Fund, giving due consideration to such factors as account size, position size, account risk/reward parameters and trading portfolio composition.

United States exchanges limit the maximum change in some, but not all, futures prices during any single trading day.  Once the “daily limit” has been reached, it becomes very difficult to execute trades in the same direction the market has moved.  That is, if a market is “limit up,” it is difficult, or impossible, to buy, but very easy to sell.  Because these limits apply on a day-to-day basis, they do not limit ultimate losses, but may reduce or temporarily eliminate liquidity.  For example, the Chicago Board of Trade imposes daily limits of 30¢ on corn futures and no daily limits on U.S. Treasury bond futures.  The Chicago Mercantile Exchange coordinates trading halts in the S&P 500 Index futures with halts in the trading of the stocks underlying the Index and imposes trading pauses or halts at moves of 5%, 10%, 15% and 20% in the value of the Index.

Currency forward contracts are not currently subject to regulation by any United States government agency.  The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Reform Act”) was enacted in July 2010.  The Reform Act includes provisions that comprehensively regulate the over-the-counter derivatives markets for the first time.  The Reform Act will mandate that a substantial portion of over-the-counter derivatives must be executed in regulated markets and submitted for clearing to regulated clearinghouses.  The mandates imposed by the Reform Act may result in the Master Fund bearing higher upfront and mark-to-market margin, less favorable trade pricing, and the possible imposition of new or increased fees.

The Reform Act also amended the definition of “eligible contract participant,” and the CFTC is interpreting that definition in a such manner that the Master Fund may no longer be permitted to engage in forward currency transactions by directly accessing the interbank market.  Rather, when the Reform Act goes into effect in July 2011, the Master Fund may be limited to engaging in “retail forex transactions” which could limit the Master Fund’s potential forward currency counterparties.  Thus, limiting the Master Fund’s potential forward currency counterparties could lead to the Master Fund bearing higher upfront and mark-to-market margin, less favorable trade pricing, and the possible imposition of new or increased fees.  The “retail forex” markets could also be significantly less liquid than the interbank market.  Moreover, the creditworthiness of the counterparties with whom the Master Fund may be required to trade could be significantly weaker than the creditworthiness of the financial institutions with whom the Master Fund currently engages for its forward currency transactions.  Although the impact of requiring the Master Fund to conduct forward currency transactions in the “retail” market could be substantial, the full scope is currently unknown and the ultimate effect could also be negligible.

(viii)           Items 101(h)(4)(i) through (xi) are not applicable.  The Partnership has no employees.

Financial Information About Geographic Areas

The Partnership has no operations in foreign countries although it trades on foreign exchanges and other non-U.S. markets.  The Partnership does not engage in sales of goods or services.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLBURN MULTI-MARKET FUND L.P.

	By:	Millburn Ridgefield Corporation,
General Partner
Date: May 20, 2011

	By:	/s/ Gregg Buckbinder
Name: Gregg Buckbinder
Title: Chief Financial Officer and
Chief Operating Officer